     As filed with the Securities and Exchange Commission on March 2, 1999

                                                             File No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                                 LHS GROUP INC.
             (Exact name of registrant as specified in its charter)

                 Delaware                                 58-2224883
       (State or other jurisdiction         (I.R.S. Employer Identification Number)
     of incorporation or organization)

                       Six Concourse Parkway, Suite 2700
                             Atlanta, Georgia 30328
                                 (770) 280-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Dr. Wolf J. Gaede
                       Six Concourse Parkway, Suite 2700
                             Atlanta, Georgia 30328
                                 (770) 280-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
       M. Hill Jeffries, Esq.                        Marlene Alva, Esq.
         Alston & Bird LLP                         Davis Polk & Wardwell
        One Atlantic Center                         450 Lexington Avenue
     1201 West Peachtree Street                   New York, New York 10017
    Atlanta, Georgia 30309-3424                     (212) 450-4000 (212)
        (404) 881-7000 (404)                           450-5760 (fax)
           881-4777 (fax)

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                            Proposed
                                             Proposed       Maximum
                              Amount         Maximum       Aggregate      Amount of
 Title of Shares to be        to be       Offering Price    Offering     Registration
       Registered         Registered(1)    per Share(2)     Price(2)        Fee(2)
-------------------------------------------------------------------------------------
Common stock, $.01 par      3,735,000
 value per share........      shares          $43.69      $163,182,150     $45,365

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 400,000 shares which the placement agents have the option to purchase from one of the selling stockholders solely to cover over-allotments, if any. See "Plan of Distribution."
(2) The shares of common stock being registered hereby are being offered by the selling stockholders in an international offering outside the United States. Offers and sales will be made in Euros. Pursuant to Rule 457(c), the proposed maximum offering price per share and registration fee are based on the average of the high and low sale prices of the registrant's common stock on February
25, 1999 as reported on the Nasdaq National Market.
                               ----------------

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 2, 1999

                                 LHS GROUP INC.
                                     [LOGO]

                                3,335,000 Shares

                                  Common Stock

  This is a public offering of 3,335,000 shares of common stock of LHS Group Inc. Selling stockholders identified in this prospectus are offering all of the shares to be sold in the offering. All of the shares are being offered in an international offering outside the United States. LHS will not receive any of the proceeds of the offering.

  Our common stock is listed on the Nasdaq National Market under the symbol "LHSG" and on the Frankfurt Neuer Markt Exchange under the symbol "LHI." On March 1, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $43.88 per share. On February 25, 1999, the last reported sale price of the common stock on the Frankfurt Neuer Markt was (euro)40.00 per share.

  The public offering price is (euro)     per share. This is equivalent to a
price of $ per share at an exchange rate of (euro) per $1.00 and a price of per share at an exchange rate of (euro) per .

                                                                Per Share Total
                                                                --------- -----
Public Offering Price.......................................... (euro)  (euro)
Agents' Fee.................................................... (euro)  (euro)
Proceeds to Selling Stockholders............................... (euro)  (euro)

  The selling stockholders and we have retained the investment banking firms named below as placement agents to offer and sell the shares for the selling stockholders on a best efforts basis. One of the selling stockholders has granted the placement agents an option to purchase up to 400,000 additional shares of common stock to cover over-allotments.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                            Deutsche Bank Securities
HypoVereinsbank AG                                                     SG Cowen

                   The date of this prospectus is     , 1999.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                      LHS

   LHS provides client/server-based billing and customer care solutions to providers of telecommunications services in the Americas, Europe and Asia. Our products enable these carriers to compete more effectively in a rapidly growing wireless and wireline telecommunications market. Our Business Support and Control System software is a scaleable, modular billing and customer care solution that can be implemented quickly and can support innovative marketing and pricing of telecommunications services. We have licensed BSCS to approximately 134 carriers in over 70 countries, and BSCS currently supports approximately 24.8 million subscribers.

   Our headquarters are located at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328. Our telephone number at that location is (770) 280-3000.

                              RECENT DEVELOPMENTS

   On February 22, 1999, we announced revenue for the quarter and year ended December 31, 1998 of $48.3 million and $163.2 million. Our earnings and diluted earnings per share for the same periods were $7.9 million and $0.15 and $17.3 million and $0.32. These financial results have not been audited by our independent auditors yet.

   Also, on February 22, 1999, we announced the launch of our object-oriented next generation customer care and billing software "Targys--the millennium series" for the global telecommunications industry. Targys is based on a multi-tiered component-based architecture employing Java as its implementation language. It allows plug-and-play interoperability with other software that supports CORBA 2, an industry standard introduced by the Object Management Group. The first application of the Targys series is now in use at Swisscom AG Mobile, Bern, Switzerland.

                                  RISK FACTORS

   For information regarding certain considerations that a prospective purchaser of the common stock should consider, see "Risk Factors" contained in our Current Report on Form 8-K dated March 1, 1999 on file with the SEC. The Form 8-K is incorporated in this prospectus by reference.

                                USE OF PROCEEDS

   The selling stockholders are selling all of the shares of common stock being offered. LHS will not receive any of the proceeds from the sales by the selling stockholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   The common stock began trading on the Nasdaq National Market on May 16, 1997 under the symbol "LHSG." The common stock began trading on the Frankfurt Neuer Markt Exchange on May 21, 1997 under the symbol "LHI." The high and low quarterly sales prices of the common stock on the Nasdaq National Market and the Frankfurt Neuer Markt Exchange since the commencement of trading, as reported by Nasdaq and the Frankfurt Neuer Markt Exchange, are as follows:

                                                   Nasdaq
                                                  National     Frankfurt Neuer
                                                  Market(1)   Markt Exchange(2)
                                                ------------- -----------------
                                                 High   Low     High     Low
                                                ------ ------ -------- --------
   1999
   First Quarter(3)............................ $59.13 $43.00 (E)50.00 (E)39.20

   1998
   First Quarter............................... $50.38 $25.50 DM 87.25 DM 48.05
   Second Quarter..............................  73.75  44.50   130.00    84.00
   Third Quarter...............................  76.50  43.94   129.90    76.25
   Fourth Quarter..............................  57.38  36.75    90.90    61.00

   1997
   First Quarter...............................     NA     NA       NA       NA
   Second Quarter.............................. $22.25 $ 9.38 DM 37.15 DM 19.05
   Third Quarter...............................  30.75  21.56    56.75    37.95
   Fourth Quarter..............................  37.88  19.38    56.05    35.50

--------
(1) Prices of shares of common stock are in U.S. Dollars.
(2) Prices of shares of common stock are in German Deutsche Mark for periods prior to January 1, 1999 and in Euros for subsequent periods. On January 1, 1999, the exchange rate of the German Deutsche Mark was fixed against the Euro at 1.9559 Deutsche Mark per Euro.
(3) Through March 1, 1999.

   We have not paid cash dividends on our common stock since 1994. We currently intend to retain any future earnings to fund the continued development and growth of our business. We therefore do not anticipate paying cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

   The following table provides information as of February 26, 1999 about the ownership of our common stock by each of the selling stockholders and the number of shares being offered for sale by them:

                                 Shares                              Shares
                           Beneficially Owned     Number of    Beneficially Owned
          Name             Before Offering(1)    Shares Being  After Offering(1)
          ----             --------------------- ------------  ------------------
                             Number      Percent   Offered(2)    Number   Percent
                           ----------    ------- ------------  ---------- -------
General Atlantic Part-
 ners, LLC,
 William E. Ford and
 William O. Grabe........   8,374,578(3)  15.9%   2,500,000     5,874,578  11.1%

Hartmut Lademacher
Chairman of the Board and
 Chief Executive Offi-
 cer.....................  19,506,333(4)  36.1%     500,000    16,506,333  30.6%

Dr. Hansjorg Beha
 Executive Vice President
 of Technology...........      67,500(5)     *       60,000         7,500     *

Ulf Bohla
 Director................      19,375(6)     *       17,000         2,375     *

Jerry W. Braxton
 Executive Vice Presi-
 dent,
 Chief Financial Officer
 and Treasurer ..........     114,113(7)     *       80,000        34,113     *

Erik Froberg
 Special Advisor to the
 Chairman of Board ......     162,500(8)     *      150,000        12,500     *

Jon Limbird
 Executive Vice President
 of
 Corporate Development...      31,875(9)     *       28,000         3,875     *

--------

*Less than one percent.

(1) The number of shares of common stock beneficially owned by a person or group includes shares issuable on or before April 30, 1999 pursuant to convertible securities, warrants and options. Such shares are considered to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person or group but are not considered to be outstanding for the purpose of computing the percentage of the class owned by any other person or group.
(2) Excludes 400,000 shares as to which General Atlantic Partners, LLC, has granted the placement agents an over-allotment option. See "Plan of Distribution."
(3) Includes (a) 4,941,006 shares of common stock held by General Atlantic Partners 23, L.P. ("GAP 23"), (b) 2,040,931 shares of common stock held by General Atlantic Partners 31, L.P. ("GAP 31"), (c) 1,179,406 shares of common stock owned by GAP Coinvestment Partners, L.P. ("GAP Coinvestment"),
    (d) 10,000 shares of common stock and options to purchase an additional 100,000 shares of common stock held by Mr. Ford, and (e) 91,235 shares of common stock held by Mr. Grabe and 6,000 shares of common stock held by each of Mr. Grabe's two minor children. We refer to GAP 23, GAP 31 and GAP Coinvestment as the "general atlantic stockholders." The general partner of GAP 31 and GAP 23 is General Atlantic Partners, LLC ("GAP LLC"). The managing members of GAP LLC are Steven A. Denning, David C. Hodgson, J. Michael Cline, William O. Grabe, Peter L. Bloom, William E. Ford and Franchon M. Smithson. The managing members of GAP LLC are the general partners of GAP Coinvestment. Messrs. Ford and Grabe, directors of the Company, are managing members of GAP LLC and general partners of GAP Coinvestment. Mr. Ford and Mr. Grabe disclaim beneficial ownership of shares owned by the general atlantic stockholders, except to the extent of their respective pecuniary interests therein. The general atlantic stockholders disclaim beneficial ownership of the shares of common stock and options to purchase common stock held by Mr. Ford and the shares of common stock held by Mr. Grabe and his minor children. The address for the general atlantic stockholders, GAP LLC, Mr. Ford and Mr. Grabe is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, CT 06830.
(4) Includes (a) options to purchase 68,751 shares of common stock and (b) 14,056,332 shares, the beneficial holders of which have granted to Mr. Lademacher the right to vote such shares in his discretion. The voting rights expire on December 31, 1999. Mr. Lademacher's address is LHS Group Inc., Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328.
(5) Represents options to purchase shares of common stock.
(6) Represents options to purchase shares of common stock.
(7) Includes options to purchase 110,113 shares of common stock.
(8) Represents options to purchase shares of common stock.
(9) Represents options to purchase shares of common stock.

   The nature of any position, office or other material relationship which the selling stockholders have had within the past three years with LHS or any of its affiliates is set forth below.

   In connection with a reorganization of LHS in December 1995, GAP 23 and GAP Coinvestment purchased a total of 225,000 shares of Series A convertible preferred stock from LHS. At the same time, Messrs. Ford and Grabe, as the designees of GAP LLC, were elected as directors of LHS. In May 1997, the 225,000 shares of Series A convertible preferred stock were converted into a total of 4,500,000 shares of common stock.

   In July 1996, LHS repurchased 1,861,560 shares of common stock from one of its stockholders at a price of $10,000,000. Simultaneously, LHS sold 1,601,920 shares of common stock to GAP 31 at a price of $8,605,514 and sold 259,640 shares of common stock to GAP Coinvestment at a price of $1,394,786.

   Hartmut Lademacher is one of the founders of LHS and has served as Chairman of the Board and Chief Executive Officer since our inception in October 1990. On December 12 and 13, 1996, Mr. Lademacher sold 50,000 shares of common stock to GAP Coinvestment at a price of $837,500.

   In connection with the reorganization in December 1995, LHS, the general atlantic stockholders and the other stockholders of LHS, including Hartmut Lademacher (the "major stockholders"), entered into a stockholders agreement and a registration rights agreement. The stockholders agreement terminated upon the completion of our initial public offering in May 1997. The registration rights agreement entitles each of the general atlantic stockholders as a group and the major stockholders as a group to require LHS on up to two occasions for each group to register all or part of their shares under the Securities Act of 1933. The registration rights agreement also allows the general atlantic stockholders and the major stockholders to participate in any offering of common stock by LHS. The registration rights agreement remains in effect, and neither the general atlantic stockholders nor the major stockholders have exercised any of their demand registration rights.

   A subsidiary of LHS leases office space in Frankfurt, Germany from a corporation of which Hartmut Lademacher owns 25%. During the years ended December 31, 1996, 1997 and 1998, LHS made lease payments totaling $370,000, $329,000 and $316,000 to this corporation.

   In connection with an LHS project in Dusseldorf, Germany, a subsidiary of LHS leased housing space for its employees in 1996 and 1997. This space is owned by a partnership in which Hartmut Lademacher holds a one-third interest. During the years ended December 31, 1996, 1997 and 1998, we made lease payments of approximately $67,000, $58,000 and $66,000 to the partnership.

   Dr. Hansjorg Beha has been our Executive Vice President of Technology since December 1997. Jerry W. Braxton has served as our Executive Vice President, Chief Financial Officer and Treasurer since August 1996 and as a director since September 1996. Erik Froberg has been the Special Advisor to the Chairman of the Board since February 1999. From August 1996 to February 1999, he served as Executive Vice President of LHS and President and Chief Executive Officer of LHS Holding Germany GmbH. Jon Limbird has been our

Executive Vice President of Corporate Development since January 1, 1999. From April 1996 to January 1, 1999, Mr. Limbird held the positions of Senior Vice President of Product Development, Vice President of Research and Development, and Vice President of Operations.

                    MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
                          FOR HOLDERS OF COMMON STOCK

   The following are U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial holder. For purposes of this discussion, a U.S. holder is a holder that for United States federal income tax purposes is:

  .  a citizen or individual resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust if both (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

A non-U.S. holder is any person or entity that is not a U.S. holder.

   This discussion is based on the U.S. Internal Revenue Code of 1986 and current administrative interpretations. These authorities may change possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to holders in light of their particular circumstances. This discussion does not address tax consequences applicable to persons with special tax status such as financial institutions, insurance companies, tax-exempt organizations, securities dealers or pass-through entities. It also does not address any tax consequences to holders arising under the laws of any state, local or foreign jurisdiction. You should consult your tax adviser with respect to the particular tax consequences to you of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Tax Consequences to LHS

   LHS will not have any tax consequences as a result of the sale of the common stock by the selling stockholders.

Dividends

 U.S. Holders

   A distribution by LHS on the common stock generally will be a dividend to the extent the distribution is paid from the current or accumulated earnings and profits of LHS as determined under U.S. federal income tax principles. If you are a U.S. holder, such dividends will be includable in your income for tax purposes. A distribution in excess of our earnings and profits generally will first be treated as a nontaxable return of capital to the extent of your basis in the common stock which will reduce your basis, and then as a gain from the sale or exchange of a capital asset.

 Non-U.S. Holders

   Subject to the discussion below, dividends paid to you, if you are a non-U.S. holder of common stock, will be subject to withholding of United States federal income tax at a 30% rate, or a lower rate as may be provided by an income tax treaty between the United States and a foreign country if you are treated as a resident of such foreign country within the meaning of the applicable treaty, unless the dividends are effectively connected with the conduct of your trade or business within the United States and you provide the payor with proper documentation.

   Dividends that are effectively connected with the conduct of your trade or business within the United States, in some cases, will be subject to United States federal income tax on a net income basis, after allowance for applicable deductions, at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   Withholding may be reduced if a tax treaty applies. To obtain a reduced rate of withholding under a treaty, a non-U.S., holder will be required to provide appropriate certification as to entitlement to treaty benefits. Please see your tax adviser to determine whether you are entitled to treaty benefits.

   Under regulations recently adopted and effective on January 1, 1999, dividends paid after December 31, 1998, will be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless you comply with appropriate U.S. Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures. In addition, you must comply with certain IRS certification and disclosure requirements in order to be exempt from withholding under the effectively connected income exemption. The new regulations also provide special rules for dividend payments made to:

  .  foreign intermediaries;

  . U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes; and

  . entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction or both.

You should consult with your tax adviser concerning the effect of the adoption of these new regulations on an investment in the common stock.

Gain on Disposition of Common Stock

 U.S. Holders

   If you are a U.S. holder, you will recognize a gain or loss on the taxable disposition of the common stock in an amount equal to the difference between your adjusted tax basis in the common stock and the amount realized on its disposition. Your adjusted tax basis in the common stock will generally be equal to the cost of the acquired shares reduced, not below zero, by the amount of any distribution that is treated as a tax-free return of basis. The gain or loss generally will be capital gain or loss, long-term or short-term, depending on whether or not you held the common stock for more than one year. The provisions of the IRS Reform Act of 1998 reduced the maximum capital gains rate for individuals to 20% for capital assets held for more than 12 months before disposition; the rate applicable to gain realized on the disposition of common stock by you will depend upon the holding period of such common stock, your other taxable income and other factors.

 Non-U.S. Holders

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

  . the gain is effectively connected with a trade or business conducted by you within the United States;

  . if you are an individual and hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met;

  . you are subject to tax pursuant to specific provisions of the Internal Revenue Code applicable to United States expatriates; or

  . LHS is or has been a U.S. real property holding corporation for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period you held the common stock.

   A corporation is a U.S. real property holding corporation if the fair market value of the United States real property interests held by the corporation is 50% or more of the aggregate fair market value of specific assets of the corporation. LHS is not, and does not anticipate becoming, a U.S. real property holding corporation.

   If you are a non-U.S. holder who is an individual and you fall under the first bullet point above, you generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If you fall under the second bullet point above, you generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses, notwithstanding the fact that you are not considered a resident alien of the United States. Individual non-U.S. holders who have spent or expect to spend more than a short period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale of common stock as to the U.S. tax consequences of such sale.

   If you are a non-U.S. holder that is a foreign corporation and you fall under the first bullet point above, you generally will be taxed on your net gain under regular graduated United States federal income tax rates and will be subject to the branch profits tax equal to 30% of your "effectively connected earnings and profits," within the meaning of the Code, for the taxable year, as adjusted for certain items. The United States federal income tax on gain recognized by non-U.S. holders may be reduced or eliminated under an applicable treaty. Please consult your tax adviser to determine whether you are entitled to treaty benefits.

Information Reporting Requirements and Backup Withholding

   Generally, LHS must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount of any tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may also make its reports available to tax authorities in the recipient's country of residence.

 U.S. Holders

   Dividends paid to you, as a U.S. holder, may be subject to backup withholding at the rate of 31% unless you:

  . are a corporation or come within other exempt categories and, when required, demonstrate this fact, or

  . provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the applicable requirements of the backup withholding rules.

 Non-U.S. Holders

   Under United States Treasury regulations, LHS must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to a non-U.S. holder and the tax withheld with respect to these dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with your trade or business in the United States or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you are a resident under the provisions of an applicable income tax treaty or agreement.

   United States backup withholding is a withholding tax imposed at the rate of 31% on payments to persons that fail to furnish required information under the United States information reporting requirements. Backup withholding generally will not apply to dividends paid to you that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding. However, under newly issued Treasury regulations, in the case of dividends paid after December 31, 1998, you generally will be subject to backup withholding at a 31% rate, unless you comply with IRS certification procedures or, in the case of payments made outside the United States with respect to an offshore account, IRS documentary evidence procedures.

   Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of common stock to beneficial owners that are not "exempt recipients" and that fail to provide certain identifying information in the manner required.

   Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of common stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of common stock effected at a foreign office of a broker. After December 31, 1998, under the newly issued Treasury regulations referred to above, information reporting and backup withholding may apply to payments of the gross proceeds from the sale or redemption of common stock effected through foreign offices of brokers having any of a broader class of connections with the United States unless certain IRS certification requirements are complied with. You should consult with your tax adviser regarding these Treasury regulations and, in particular, with respect to whether the use of a particular broker would subject you to these rules.

   Payment by a United States office of a broker of the proceeds of a sale of common stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Federal Estate Tax Applicable to Non-U.S. Holders

   An individual non-U.S. holder who at the time of death is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                              PLAN OF DISTRIBUTION

   The selling stockholders and LHS have entered into a placement agreement
dated March    , 1999 with the placement agents: Deutsche Bank Securities,
Bayerische Hypo-und Vereinsbank AG and SG Cowen International L.P. Pursuant to the placement agreement, the placement agents have agreed to use their best efforts in acting as agents for the selling stockholders to place 3,185,000 shares of common stock with third-party purchasers. The placement agents may also exercise an over-allotment option allowing them to place up to an additional 400,000 shares. The selling stockholders expect to sell all of the shares to non-U.S. persons outside of the United States. The selling stockholders may sell some shares to U.S. persons. Any of the selling stockholders may withdraw from the placement agreement until March 8, 1999 without penalty.

   The selling stockholders are acting as principals for their own accounts. The placement agents will not underwrite the transaction by purchasing the shares as principal and then reselling them, although:

  . in their role as agents, they may purchase some of the shares for their own account; and

  . they may distribute the shares through block trades in which they attempt to sell the shares as agents, but they may position and resell a portion of the block as principal to facilitate the transaction.

   The selling stockholders have advised LHS that they may sell the shares, through the placement agents, in one or more:

  .  transactions on the Frankfurt Neuer Markt and/or the Nasdaq National
     Market;

  .  sales occurring in the public market off such exchanges;

  .  negotiated transactions;

  .  purchases or writing of options on the shares; or

  .  short sales.

   The selling stockholders, through the placement agents, will sell the shares:

    . at prices and on terms then prevailing;

    . at prices related to the then-current market price of the shares; or

    . at negotiated prices.

   LHS will receive no proceeds from the sale of the shares by the selling stockholders. The selling stockholders will pay all registration expenses in connection with this offering, as well as all brokerage commissions and other expenses incurred by the selling stockholders. The selling stockholders and LHS have agreed to indemnify the placement agents in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

   The placement agents will receive a flat commission on each share placed for providing the customary services of placement agents. If the placement agents succeed in placing any shares at prices above thresholds specified in the placement agreement, they will receive a bonus payment representing a fixed percentage of the excess above the threshold price for each such share.

   The selling stockholders and the placement agents may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act. In such event, any profit on the sale of the shares received by the selling stockholders and any commissions received by the placement agents may be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders and the placement agents will deliver a copy of this prospectus to any U.S. person who purchases any of the shares through them.

                                 LEGAL MATTERS

   Certain legal matters with regard to the shares of common stock offered will be passed upon for LHS by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included and/or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1997, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance on their authority as experts in accounting and auditing.

   Paresky Flitt & Company, independent auditors, have audited the financial statements of Infocellular, Inc. for the years ended March 31, 1998 and 1997 included in our Current Report on Form 8-K dated July 20, 1998, as set forth in their report, which is incorporated in this prospectus by reference. The financial statements of Infocellular, Inc. are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus, including some statements in other documents that we incorporate by reference, are forward-looking statements about what may happen in the future. They include statements regarding our current beliefs, goals and expectations about matters such as our expected financial position and operating results, our business strategy and our financing plans. These statements can sometimes be identified by our use of forward-looking words such as "anticipate," "estimate," "expect," "intend," "may," "should," "will" and similar expressions. Our forward-looking statements are subject to numerous risks, uncertainties and assumptions, including those discussed in the reports that we file with the Securities and Exchange Commission. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs and goals will not change. Our actual results could be very different from and worse than our expectations as expressed in our forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

   Our common stock is listed on the Nasdaq National Market, and you may also read and copy our SEC filings at The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

  (a) Annual Report on Form 10-K for the year ended December 31, 1997;

  (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, as amended by Quarterly Report on Form 10-Q/A filed on January 27, 1999;

  (c) Current Report on Form 8-K dated June 29, 1998, as amended by Current Report on Form 8-K/A filed on July 20, 1998, and Current Report on Form 8-K dated February 26, 1999;

  (d) The description of our common stock contained in Form 8-A (Item 1) dated April 21, 1997.

   You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                 Corporate Secretary
                 LHS Group Inc.
                 Six Concourse Parkway
                 Suite 2700
                 Atlanta, Georgia 30328
                 (770) 280-3000

   You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any place where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   We have not authorized any dealer, salesperson or other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
LHS.......................................................................   2
Recent Developments.......................................................   2
Risk Factors..............................................................   2
Use of Proceeds...........................................................   2
Price Range of Common Stock and Dividends.................................   3
Selling Stockholders......................................................   4
Material U.S. Federal Tax Considerations for Holders of Common Stock......   6
Plan of Distribution......................................................   9
Legal Matters.............................................................  10
Experts...................................................................  10
Special Note Regarding Forward-Looking Statements.........................  11
Where You Can Find More Information.......................................  11

-------------------------------------------------------------------------------
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                                LHS GROUP INC.

                               3,335,000 Shares

                                 Common Stock

                           Deutsche Bank Securities
                              HypoVereinsbank AG
                                   SG Cowen

                                  Prospectus

                                          , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Set forth below are estimates (except for the SEC registration fee and the NASD filing fee) of the fees and expenses (other than placement agents' commissions) payable in connection with the offer and sale of the common stock:

SEC registration fee.................................................. $ 45,365
NASD filing fee.......................................................   16,095
Legal fees and expenses...............................................   75,000
Accounting fees and expenses..........................................  100,000
Transfer agent fees and expenses......................................    5,000
Printing and engraving expenses.......................................   25,000
Miscellaneous.........................................................   13,540
                                                                       --------
    Total                                                              $280,000
                                                                       ========

--------
* Payable by the selling stockholders.

Item 15. Indemnification of Directors and Officers.

     The By-Laws of LHS, a Delaware corporation, provide for indemnification of directors and officers of LHS to the full extent permitted by Delaware law.
Section 145 of the General Corporation Law of the State of Delaware provides generally that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, pursuant to the authority of Delaware law, the Certificate of Incorporation of LHS also eliminates the monetary liability of directors to the fullest extent permitted by Delaware law.

Item 16. Exhibits.

   The following exhibits are filed as a part of this Registration Statement:

 Exhibit
 Number  Description of Exhibit
 ------- ----------------------
  1.1*   Form of Placement Agreement between LHS, the selling stockholders and
         Deutsche Bank Securities Inc., SG Cowen International L.P. and
         Bayerische Hypo-und Vereinsbank AG, as placement agents. (English translation of German document)

  4.1**  Specimen common stock certificate.

  5.1* Form of opinion of Alston & Bird LLP relating to the legality of the shares being offered (including consent).

  8.1*   Opinion of Alston & Bird LLP relating to certain tax matters
         (including consent).

 23.1*   Consent of Alston & Bird LLP (contained in Exhibits 5.1 and 8.1).

 23.2*   Consent of Ernst & Young LLP.

 23.3*   Consent of Paresky Flitt & Company.

 24.1    Powers of Attorney (contained on signature page).

 27.1*** Financial Data Schedule

--------
*  Filed herewith.
** Incorporated by reference to the corresponding numbered exhibit in the registrant's Registration Statement on Form S-1, No. 333-22195.
*** Incorporated by referenced to Exhibit 27.1 of the registrant's Annual
    Report on Form 10-K for the year ended December 31, 1997 and Exhibit 27.1 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

Item 17. Undertakings.

   1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   3. The undersigned registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 24, 1999.

                                          LHS GROUP INC.

                                              /s/ Hartmut Lademacher
                                          By: _________________________________
                                              Hartmut Lademacher
                                              Chairman of the Board of
                                              Directors and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hartmut Lademacher, Jerry W. Braxton and Dr. Wolf J. Gaede, and each of them, with the power to act without the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, to sign any registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the purpose of registering additional shares of Common Stock for the same offering covered by this Registration Statement, and to file any of the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 24, 1999.

                   Name                                        Title
                   ----                                        -----
          /s/ Hartmut Lademacher            Chairman of the Board and Chief
___________________________________________  Executive Officer (Principal Executive
            Hartmut Lademacher               Officer)

           /s/ Jerry W. Braxton             Executive Vice President, Chief Financial
___________________________________________  Officer, Treasurer and Director
             Jerry W. Braxton                (Principal Financial and Accounting
                                             Officer)

           /s/ Dr. Wolf J. Gaede            Executive Vice President, General Counsel
___________________________________________  and Director
             Dr. Wolf J. Gaede

               /s/ Ulf Bohla                Director
___________________________________________
                 Ulf Bohla

            /s/ William E. Ford             Director
___________________________________________
              William E. Ford

           /s/ William O. Grabe             Director
___________________________________________
             William O. Grabe

           /s/ George F. Schmitt            Director
___________________________________________
             George F. Schmitt